March 27, 2023

VIA EDGAR

To:	Ms. Kathleen Krebs
Ms. Jan Woo
Ms. Melissa Walsh
Mr. Stephen Krikorian
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ARB IOT Group Limited
Registration Statement on Form F-1
File No.: 333-267697

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ARB IOT Group Limited (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. Eastern Time on March 29, 2023, or as soon as thereafter practicable.

Please contact Kevin (Qixiang) Sun of Bevilacqua PLLC, counsel to the Company, at (202) 869-0888, ext. 101, to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter. The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission today.

Very truly yours,

ARB IOT Group Limited

/s/ Dato’ Sri Liew Kok Leong
By:	Dato’ Sri Liew Kok Leong
Title:	Chief Financial Officer